Catalent Pharma Solutions
14 Schoolhouse Road
Somerset, NJ 08873

T 732 537 6200
F 732 537 6252
www.catalent.com

+1-888 SOLUTION (76588466)

August 26, 2019

Ms. Sasha Parikh
Mr. Rolf Sundwall
Office of Healthcare and Insurance
United States Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Catalent, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2018
Filed August 28, 2018
Form 10-Q for the Quarterly Period Ended December 31, 2018
Filed February 5, 2019
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 7, 2019
File No. 001-36587

Dear Ms. Parikh and Mr. Sundwall:
We have received your letter, dated August 23, 2019, regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2018, the Quarterly Reports on Form 10-Q for the periods ended December 31, 2018 and March 31, 2019, and the Current Report on Form 8-K dated February 5, 2019 filed by Catalent, Inc. (“Catalent” or the “Company”), and in this letter we respond to the comments therein by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”).
For your convenience, each response is prefaced by the Staff’s comment, which appears in bold, italicized text.

Ms. Sasha Parikh and Mr. Rolf Sundwall
August 26, 2019

Form 8-K Dated February 5, 2019
Exhibit 99.1, page 14
1.Refer to your response to our prior comment 7. We believe that recognizing the $15.1 million adjustment within your calculation of your non-GAAP measures of Adjusted EBITDA and Adjusted Net Income represents revenue that was not earned during the period as presented. Including the adjustment would effectively follow two different revenue recognition models within the same period, which would represent the use of an individually tailored recognition method. Refer to question 100.04 of the Compliance & Disclosure Interpretation for Non-GAAP Financial Measures. Please represent to us that, beginning with your fourth quarter 2019 earnings release, you will revise your future presentations of Adjusted EBITDA and Adjusted Net Income to exclude this adjustment.
Response:
The Company acknowledges the Staff’s comment and represents to the Staff that, beginning with the Company’s fourth quarter 2019 earnings release, it will revise its future presentations of Adjusted EBITDA and Adjusted Net Income to exclude the $15.1 million adjustment.
Form 10-Q for the Quarterly Period Ended March 31, 2019
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three Months Ended March 31, 2019 compared to the Three months ended March 31, 2018
Segment Review
Oral Drug Delivery Segment, page 37
2. In your proposed revised disclosure to our prior comment 4, you removed the term “accelerated.” The disclosure, however, does not include the reason for the favorable impact of 29% in the third quarter. Please provide us proposed revised disclosure, similar to that provided in your response, that describes the transaction that resulted in the increase in licensing revenue and why this transaction caused the increase. In this regard, refer to your response that states “The transaction that resulted in this licensing revenue consisted of a grant to a third party of the company’s right to participate in an arrangement that resulted in a stream of revenue over time in exchange for a one-time up-front license fee.”
Response:
The Company acknowledges the Staff’s comment and proposes a further revision to its description of the immediate recognition of license fees in future filings, to the extent applicable, in terms similar to the following:
Oral Drug Delivery segment EBITDA increased by $9 million, or 21%, compared to the three months ended March 31, 2018, excluding the impact of foreign exchange, primarily as a result of the Juniper acquisition. Segment EBITDA without acquisitions increased 8%, primarily due to a favorable impact of 29% from licensing revenue in the third quarter, partially offset by decreased end-market demand for certain higher-margin offerings primarily in our U.S. operations within our commercial oral delivery solutions platform. The increase in licensing revenue was attributable to a single transaction, which consisted of a grant to a third party of the Company’s right to participate in an arrangement that resulted in a stream of revenue over time in exchange for a one-time up-front license fee.
* * *

Ms. Sasha Parikh and Mr. Rolf Sundwall
August 26, 2019

We acknowledge that (1) Catalent is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Catalent’s filings; and (3) Catalent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration of our response to your comments. Should any question arise in connection with this response letter, please contact me at 732-537-6169.
Sincerely yours,

/s/ WETTENY JOSEPH

Wetteny Joseph
Senior Vice President & Chief Financial Officer
Catalent, Inc.